SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

AssuranceAmerica Corporation

(Name of the Issuer)

AssuranceAmerica Corporation

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04621M 1 02

(CUSIP Number of Class of Securities)

Mark H. Hain, Esq. Executive Vice President and General Counsel AssuranceAmerica Corporation RiverEdge One, Suite 600 5500 Interstate North Parkway Atlanta, Georgia 30328 (770) 952-0200

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

with copies to:

David G. Thunhorst, Esq.

Lori A. Gelchion, Esq.

Rogers & Hardin LLP

2700 International Tower

229 Peachtree Street, NE

Atlanta, Georgia 30303

(404) 522-4700

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$302,390	$34.65(3)

(1)	Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock based upon the aggregate number of shares owned by holders of less than 10,000 pre-reverse stock split shares.

(2)	Determined pursuant to Exchange Act Rule 0-11(b)(1), as amended by multiplying the transaction value of $302,390 by one-fiftieth of one percent.

(3)	Previously paid with the initial filing of this Schedule 13E-3 Transaction Statement.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment No. 3”) to Schedule 13E-3 Transaction Statement is being filed by AssuranceAmerica Corporation, a Nevada corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) to amend the Schedule 13E-3 Transaction Statement originally filed by the Company with the SEC on November 4, 2011, and amended by Amendment No. 1 and Amendment No. 2 thereto filed with the SEC on November 18, 2011 and January 10, 2012, respectively (as so amended, the “Schedule 13E-3”). The Schedule 13E-3 describes a proposed “going private” transaction by the Company pursuant to which, among other things, the Company would effect: (i) a reverse stock split whereby each 10,000 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), outstanding as of the effective date of the reverse stock split would be converted into one whole share of Common Stock (the “Reverse Stock Split”) and, in lieu of issuing any fractional shares to stockholders owning fewer than 10,000 pre-Reverse Stock Split shares, the Company would make a cash payment equal to $0.30 per pre-Reverse Stock Split share to such stockholders; and (ii) a one-to-10,000 forward stock split for those stockholders who would hold at least one whole post-Reverse Stock Split share (collectively, the “Transaction”).

This Amendment No. 3 amends the Schedule 13E-3 to: (a) incorporate by reference into Item 16 thereof the disclosures identified in Item 16(a)(5)(v); and (b) report that the Company’s Board of Directors has determined to abandon the Transaction due to the significant increase in the aggregate cash payment required to complete the Transaction resulting from the significant increase in the number of shares of Common Stock held by stockholders with fewer than 10,000 shares since the Schedule 13E-3 was originally filed.

This Amendment No. 3 shall serve as the final amendment to the Schedule 13E-3.

Item 16. Exhibits.

(a)(3) Disclosure Statement mailed to stockholders of the Company (previously filed).

(a)(5)(i) Financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (incorporated by reference to such report filed with SEC on March 29, 2011).

(a)(5)(ii) Financial statements and notes thereto included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (incorporated by reference to such report filed with the SEC on November 14, 2011).

(a)(5)(iii) The Company’s Current Report on Form 8-K filed with the SEC on January 6, 2012 (incorporated by reference to such report).

(a)(5)(iv) Press release issued by the Company on January 5, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 6, 2012).

(a)(5)(v) Press release issued by the Company on March 7, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 8, 2012).

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(f) Summary of Dissenters’ Rights (included in the Disclosure Statement under the caption “Other Matters Related to the Transaction - Dissenters’ Rights”); Sections 92A.300 to 92A.500 of the Nevada Revised Statutes (included as Exhibit A to the Disclosure Statement).

(g) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASSURANCEAMERICA CORPORATION

By:	/s/ Mark H. Hain
Name:	Mark H. Hain
Its:	Executive Vice President, General Counsel and Secretary
Date:	September 19, 2012